Exhibit 99.1
Resource Extraction Payment Report
This exhibit to Form SD presents payments made by Crescent Energy Company (“Crescent,” “we” or “our”) to the U.S. federal government and foreign governments for the purpose of the commercial development of oil and natural gas during the year ended December 31, 2023. The information within this report has been prepared and is presented in accordance with Rule 13q-1 (17 CFR 240.13q-1) under the Securities Exchange Act of 1934, as amended (“the Rule”). This report is limited to payments required to be disclosed by the Rule and does not include other payments and contributions to governmental and civic entities beyond the scope of the Rule.

Payments
Payments are disclosed on a cash basis, according to the year during which the payment was made (rather than on an accrual basis). All payments were made in 2023. Only payments of the types defined within the Rule and for which Crescent made payments during the reporting period are presented.
Currency
All payments were made and are reported in thousands of US Dollars.

Projects
Payments are grouped into projects, within a country. All of our payments are for onshore production and made to the U.S. Federal Government. The resources being extracted are oil and natural gas, all with the extraction method of “well.” Obligations levied at the governmental level rather than on a particular project are disclosed as governmental level payments.

Payment Overview

Country	Government	Project	Royalties	Total
United States	United States Federal Government	US/US-UT	$35,025	$35,025
United States	United States Federal Government	US/US-WY	46,694	46,694
United States	United States Federal Government	US/US-TX	3,011	3,011
United States	United States Federal Government	US/US-NM	271	271
United States	United States Federal Government	US/US-OK	309	309
United States	United States Federal Government	US/US-MT	684	684
Total			$85,994	$85,994

Corporate Entity Level Payments

		Payments (Refunds)
Country	Government	Project	Taxes	Total
United States	United States Federal Government	(1)	$(5,000)	$(5,000)
Total			$(5,000)	$(5,000)

(1)     The United States federal government levies income taxes at the Crescent level rather than on a per project basis. Pursuant to Instruction (4) of Item 2.01 of Form SD, Crescent is permitted to report taxes at the parent-entity level where such taxes are imposed. Crescent is a holding company that conducts substantially all of its business through its consolidated subsidiaries that hold its oil and natural gas interests. In 2023, we received a refund due to a previous overpayment of tax.